Filed by Teladoc Health, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Livongo Health, Inc.

Commission File No. 001-38983

Date: October 1, 2020

The following communication was made available by Teladoc Health, Inc. on Twitter on October 1, 2020.

Teladoc Health + Livongo: The Path to a Healthy Society is a Better Consumer Experience

October 1, 2020
BY HEMANT TANEJA

The Covid-19 pandemic has shone a bright light on the difference between the 80-year-old-term “healthcare” and what I call “health assurance.”

In a health assurance world, care moves from today’s reactive, scaled, one-size-fits-all paradigm to a proactive, data-driven, individualized approach. Health assurance companies emphasize and bring forward modern, consumer-driven experiences. That means more tailored interactions for both those receiving and providing care. Currently, our health system and our own personal behaviors are simply too passive. Health assurance will, over time, rewire the habits of both. Revolutionary technologies are tied to how easily consumers can use and access them. General Catalyst’s portfolio company Stripe, for example, accelerated the migration to e-commerce by creating a platform that made it effortless for anyone to transact online. The platform created by the combination of Teladoc Health and Livongo is similarly poised to accelerate the migration of care online by making it seamless for care providers to digitally help consumers stay healthy.

The combined platform, with its scale and offerings, gives consumers, providers and payors the experience they are asking for:

•	A whole-person virtual care experience that brings together best-in-class primary, ambulatory, acute, complex, and chronic care management.
•	Delivery of a highly personalized, real-time continuum of care. For example, the new Teladoc Health will monitor and know when an individual with diabetes’ blood sugar is not properly managed and bring in a physician to titrate their medication.
•	Data-driven insights that empower physicians and allow them to focus on empathetic and effective care delivery.
•	A platform that helps consumers prevent the progression of potentially lethal and costly conditions and, ultimately, achieve the vision of health assurance.

The life and cost savings of this more logical and efficient system has immense value for consumers, clients, shareholders, and above all, society at large. Data-driven virtual health won’t just lower costs and streamline the behind-the-scenes health bureaucracy, it will change how consumers choose and use their treatment options.

Our belief that virtual care will not merely enhance efficiency but entirely transform how we interact with and receive care is not a stretch. It is consistent with what has happened in every other facet of the economy that has undergone a digital evolution. Experiences like the ones Amazon and Netflix provide – where individual needs are understood and catered to – should act as a blueprint for what we can successfully accomplish.

I am optimistic that a combined Teladoc Health and Livongo platform can become the market-leading virtual health system for the simple fact that, before the two companies saw the potential of their synergies, they were powerful examples of what health assurance can deliver. Teladoc Health reduced primary care costs – achieving $472 of cost savings for general medical visits – and Livongo kept consumers with chronic conditions healthy – helping those with diabetes achieve improved HbA1c levels, lower blood pressures, an average 7.3% weight lost, and 55% improvement in DASS with client retention rates for each company over 90%.1

The Covid-19 pandemic has laid bare how untenable our current model of healthcare really is. The resiliency of e-commerce and other tech-enabled industries is starkly contrasted with the near shut-down our physical health system faced. This moment has catalyzed a consumer behavior change and created a new normal for virtual care. Over one billion virtual care visits are expected to take place in 2020 alone.2 The telehealth market is expected to grow at a greater than 38% compounded annual growth rate over the next five years.3 The funding for virtual care is expected to increase 250% year over year.4 5 And an astonishing approximately $250 billion in U.S. healthcare spend is capable of being virtualized.6

We remain humble about the problems embedded in our health system and have much to learn about what comes next, but we feel the potential is huge. We are heartened by the start we have made, and believe that the joining of the Teladoc Health and Livongo teams will create the rare combination of Silicon Valley and healthcare talent that is exactly what society today needs.

I am honored to serve on the Board of the combined Teladoc Health-Livongo, and I believe fully in its mission. The new Teladoc Health-Livongo is not in the business of healthcare. It is in the business of building a better consumer experience to create the new paradigm of health assurance.

— Hemant Taneja

[1]	Demonstrated at Fortune Brands after their Members spent 2 years enrolled in the Livongo for Diabetes solution over a 6-week period in individuals with BP of at least 140/80 in a peer-reviewed study prepared by Livongo and presented to the American College of Cardiology in April 2019; Average reduction in weight for Members who used Livongo’s solution for 12 months as of December 1, 2018; Depression Anxiety Stress Scale improvement shown in 55% of Members from the time of enrollment as of March 31, 2019.
[2]	US Virtual Care Visits To Soar To More Than 1 Billion, Forrester, 4/10/2020.
[3]	Frost & Sullivan research.
[4]	CB Insights, as of 8/10/2020.
[5]	Mercom.
[6]	Telehealth: A quarter-trillion dollar post-COVID-19 reality? McKinsey & Company, 5/29/2020.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Teladoc Health, Inc. (“Teladoc”) and Livongo Health, Inc. (“Livongo”), including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated synergies, projected financial information and future opportunities) and any other statements regarding Teladoc’s and Livongo’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “intend,” “plan,” “believe,” “project,” “estimate,” “expect,” “may,” “should,” “will” and similar expressions. All such forward-looking statements are based on current expectations of Teladoc’s and Livongo’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite Teladoc and Livongo stockholder approvals; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that the anticipated U.S. federal income tax treatment of the transaction is not obtained; litigation relating to the potential transaction that have been or could be instituted against Teladoc, Livongo or their respective directors; the effects of disruption to Teladoc’s or Livongo’s respective businesses; restrictions during the pendency of the potential transaction that may impact Teladoc’s or Livongo’s ability to pursue certain business opportunities or strategic transactions; the effect of this communication on Teladoc’s or Livongo’s stock prices; transaction costs; Teladoc’s ability to achieve the benefits from the proposed transaction; Teladoc’s ability to effectively integrate acquired operations into its own operations; the ability of Teladoc or Livongo to retain and hire key personnel; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include the effects of industry, market, economic, political or regulatory conditions outside of Teladoc’s or Livongo’s control (including public health crises, such as pandemics and epidemics); changes in laws and regulations applicable to Teladoc’s business model; changes in market conditions and receptivity to Teladoc’s services and offerings; results of litigation; the loss of one or more key clients of Teladoc (including potential adverse reactions or changes to business relationships resulting from the announcement or completion of the potential transaction); changes to Teladoc’s abilities to recruit and retain qualified providers into its network; the impact of the COVID-19 pandemic on the parties’ business and general economic conditions; risks regarding Livongo’s ability to retain clients and sell additional solutions to new and existing clients; Livongo’s ability to attract and enroll new members; the growth and success of Livongo’s partners and reseller relationships; Livongo’s ability to estimate the size of its target market; uncertainty in the healthcare regulatory environment; and the factors set forth under the heading “Risk Factors” of Teladoc’s Annual Report and Livongo’s Annual Report, in each case on Form 10-K, and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the potential transaction, are more fully discussed in the joint proxy statement/prospectus filed with the SEC in connection with the proposed transaction. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither Teladoc nor Livongo assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information for Investors and Stockholders

In connection with the potential transaction, Teladoc has filed a registration statement on Form S-4 (File No. 333-248568) with the SEC containing a prospectus of Teladoc that also constitutes a definitive joint proxy statement of each of Teladoc and Livongo. The registration statement, as amended, was declared effective by the SEC on September 15, 2020. Each of Teladoc and Livongo commenced mailing copies of the definitive joint proxy statement/prospectus to stockholders of Teladoc and Livongo, respectively, on or about September 15, 2020. Teladoc and Livongo may also file other documents with the SEC regarding the potential transaction. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Teladoc or Livongo have filed or may file with the SEC in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF TELADOC AND LIVONGO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by Teladoc or Livongo through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Teladoc will be available free of charge on Teladoc’s website at https://ir.teladochealth.com and copies of the documents filed with the SEC by Livongo will be available free of charge on Livongo’s website at https://ir.livongo.com/. Additionally, copies may be obtained by contacting the investor relations departments of Teladoc or Livongo.

Teladoc and Livongo and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Teladoc is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 14, 2020. Information about the directors and executive officers of Livongo is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on March 24, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 6, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction are included in the registration statement and joint proxy statement/prospectus and other relevant materials filed with the SEC.

The term “Teladoc” and such terms as “the company,” “the corporation,” “our,” “we,” “us” and “its” may refer to Teladoc Health, Inc., one or more of its consolidated subsidiaries, or to all of them taken as a whole. All of these terms are used for convenience only and are not intended as a precise description of any of the separate companies, each of which manages its own affairs.